UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                CHICO'S FAS, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.10 Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   168615-10-2
                  --------------------------------------------
                                 (CUSIP Number)

                                Mr. Daniel L. Nir
                             100 Jericho Quadrangle
                                    Suite 212
                                Jericho, NY 11753
                                 (212) 319-4100

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 2, 1996
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  168615-10-2                        Page    2    of     15    Pages
        -----------------                        ------       ------

- --------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person   Gotham Capital III, L.P.
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a)[ ]
                                                                        (b)[X]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       WC, OO
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)    [ ]

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    Delaware
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         38,700
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       0
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    38,700
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    0
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       38,700
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        0.50%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*  PN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  168615-10-2                             Page   3    of   15   Pages
         -------------                                -----     ------

- --------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No.
    of Above Person                                     Gotham Capital IV, L.P.
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                (a)[ ]
                                                                     (b)[X]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       WC, AF, OO
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is
    Required Pursuant to Items 2(d) or 2(e)                             [ ]

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    Delware
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         59,700
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       0
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    59,700
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    0
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       59,700
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        0.77%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*  PN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  168615-10-2                              Page   4   of    15    Pages
           ----------                                   -----      -----

- --------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification
    No. of Above Person                         Gotham Capital Partners, L.L.C.
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                (a)[ ]
                                                                     (b)[X]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*   None
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                  [ ]

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    Delaware
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       59,700
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    0
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    59,700
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       59,700*
       *as General Partner of Gotham Capital IV, L.P.
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)     0.77%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*    00
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  168615-10-2                              Page   5   of    15    Pages
           ----------                                   -----      -----

- --------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification  No. of Above Person     Alfred Partners, L.P.
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                (a)[ ]
                                                                     (b)[X]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*    WC, 00
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                  [ ]

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    Delaware
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         106,700
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       0
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    106,700
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    0
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       106,700
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)     1.37%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*    PN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  168615-10-2                              Page   6   of    15    Pages
           ----------                                   -----      -----

- --------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person    Alfred Partners, L.L.C.
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                (a)[ ]
                                                                     (b)[X]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*   None
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                  [ ]

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    Delaware
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         3,800
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       106,700
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    3,800
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    106,700
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       110,500
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)     1.42%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*    00
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  168615-10-2                              Page   7   of    15    Pages
           ----------                                   -----      -----

- --------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person      Joel M. Greenblatt
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                (a)[ ]
                                                                     (b)[X]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*   None
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                  [ ]

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    U.S.A.
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       208,900
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    0
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    208,900
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       208,900*
       *As a General Partner of Gotham Capital III, L.P. and a
        Managing Member of each of Gotham Capital Partners, L.L.C.
        and Alfred Partners L.L.C.
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)     2.68%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*    IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  168615-10-2                              Page   8   of    15    Pages
           ----------                                   -----      -----

- --------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person            Daniel L. Nir
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                (a)[ ]
                                                                     (b)[X]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*   None
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                  [ ]

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    U.S.A.
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       208,900
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    0
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    208,900
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       208,900*
       *As a General Partner of Gotham Capital III, L.P. and a
        Managing Member of each of Gotham Capital Partners, L.L.C.
        and Alfred Partners L.L.C.
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)     2.68%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*    IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  168615-10-2                              Page   9   of    15    Pages
           ----------                                   -----      -----

- --------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification
    No. of Above Person                                Woodstock Partners, L.P.
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                (a)[ ]
                                                                     (b)[X]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*   WC, 00
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                  [ ]

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    Delaware
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       0
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    0
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    0
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person             0
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)     0
- --------------------------------------------------------------------------------
14  Type of Reporting Person*    PN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  168615-10-2                              Page   10  of    15    Pages
           ----------                                   -----      -----

- --------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person          Linda Greenblatt
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                (a)[ ]
                                                                     (b)[X]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*   None
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                  [ ]

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    U.S.A.
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       0
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    0
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    0
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       0
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)     0
- --------------------------------------------------------------------------------
14  Type of Reporting Person*    IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 168615-10-2                                PAGE    11  OF   15   PAGES
                                                           -----    ------


         THIS AMENDMENT NO. 2 RELATES TO THE SCHEDULE 13D DATED AS OF FEBRUARY 3, 1995 AND FILED ON BEHALF OF THE REPORTING PERSONS ON FEBRUARY 6, 1995, AS AMENDED BY AMENDMENT NO. 1 DATED FEBRUARY 17, 1995 AND FILED ON FEBRUARY 21, 1995. ITEM 5 OF SAID SCHEDULE 13D IS HEREBY DELETED IN ITS ENTIRETY AND REPLACED WITH THE TEXT OF ITEM 5 SET FORTH HEREINBELOW. UNLESS OTHERWISE DEFINED HEREIN, ALL CAPITALIZED TERMS USED HEREIN SHALL HAVE THE MEANINGS ASCRIBED TO THEM IN SAID SCHEDULE 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The benefical ownership of each of the Reporting Persons of Common Stock of the Issuer as of the date hereof is less than five percent (5%). Specifically, the beneficial ownership of each of the Reporting Persons is as follows:

(i) As of the close of business on April 2, 1996, Gotham Capital III, L.P. had disposed of an aggregate of 129,500 shares of the Common Stock of the Issuer, which reduced the aggregate amount of such shares beneficially owned by Gotham Capital III, L.P. from 168,200 shares to 38,700 shares (0.50%).

(ii) As of the close of business on April 2, 1996, Gotham Capital IV, L.P. had disposed of an aggregate of 200,500 shares of Common Stock of the Issuer, which reduced the aggregate amount of such shares beneficially owned by Gotham Capital IV, L.P. from 260,200 to 59,700 (0.77%).

(iii) As of the close of business on April 2, 1996, Alfred Partners, L.P. had disposed of an aggregate of 146,400 shares of Common Stock of the Issuer, which reduced the aggregate amount of such shares beneficially owned by Alfred Partners, L.P. from 253,100 to 106,700 (1.37%).

(iv) As of the close of business on April 2, 1996, Alfred Partners, L.L.C. had disposed of an aggregate of 11,100 shares of Common Stock of the Issuer, which reduced the aggregate amount of such shares beneficially owned by Alfred Partners, L.L.C. from 14,900 to 3,800 (0.05%). In addition, Alfred Partners, L.L.C. may no longer be deemed to be the beneficial owner of, and no longer has shared voting or dispositive power over, the 146,400 shares of Common Stock of the Issuer disposed of by Alfred Partners, L.P.

(v) As of the close of business on April 2, 1996, Woodstock Partners, L.P., through a successor entity, had disposed of an aggregate of 40,000 shares of Common Stock of the Issuer, which reduced the aggregate amount of such shares beneficially owned by Woodstock Partners, L.P. to zero (0).

(vi) By reason of its interest as General Partner of Gotham Capital IV, L.P., Gotham Capital Partners, L.L.C. may be deemed to have indirect beneficial ownership of, and shared voting and dispositive power over, the 59,700 shares (0.77%) of the Common Stock of the Issuer beneficially owned by such partnership.

(vii) Joel M. Greenblatt is the beneficial owner of 208,900 shares (2.68%) of the Common Stock of the Issuer solely as a general partner of Gotham Capital III, L.P. and a managing member of each of Gotham Capital Partners, L.L.C., and Alfred Partners, L.L.C. Joel M. Greenblatt does not beneficially own any shares of Common Stock of the Issuer other than through his positions as a general partner or managing member as aforesaid, and he does not have exclusive voting or dispositive power over any such shares.

CUSIP NO. 168615-10-2                                PAGE    12  OF   15   PAGES
                                                           -----    ------


(viii) Daniel L. Nir is the beneficial owner of 208,900 shares (2.68%) of the Common Stock of the Issuer solely as a general partner of Gotham Capital III, L.P. and a managing member of each of Gotham Capital Partners, L.L.C. and Alfred Partners, L.L.C. Daniel L. Nir does not beneficially own any shares of the Common Stock of Issuer other than through his positions as a general partner or managing member as aforesaid, and he does not have exclusive voting or dispositive power over any such shares.

(ix) As a result of the dispositions by Woodstock Partners, L.P. described in subparagraph (v) above, Linda Greenblatt no longer beneficially owns any shares of Common Stock of the Issuer through her position as General Partner of Woodstock Partners, L.P., nor does Ms. Greenblatt beneficially own any securities of the Issuer for her own account.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 7,782,498 outstanding shares of Common Stock of the Issuer as of March 15, 1996, reported in the Issuer's Form 10-K filed April 1, 1996 with the Securities and Exchange Commission.

         (b) Each of Gotham Capital III, L.P., Gotham Capital IV, L.P. and Alfred Partners, L.P. (collectively, the "Partnerships") has the sole power to vote or to dispose of or to direct the voting or to direct the disposition of the Common Stock of the Issuer beneficially owned by it. Such voting and dispositive power may be exercised on behalf of Gotham Capital III, L.P. by its general partners. Such voting and dispositive power may be exercised on behalf of Alfred Partners, L.P. by the Managing Members of Alfred Partners, L.L.C., its general partner. Such voting and dispositive power may be exercised on behalf of Gotham Capital IV, L.P. by the Managing Members of Gotham Capital Partners, L.L.C., its general partner. Both Joel M. Greenblatt and Daniel L. Nir are the general partners of Gotham Capital III, L.P. and the Managing Members of each of Gotham Capital Partners, L.L.C. and Alfred Partners, L.L.C. Therefore, Joel M. Greenblatt and Daniel L. Nir may be deemed to each have shared voting and dispositive power over the 205,100 shares (2.63%) of the Common Stock of the Issuer beneficially owned in the aggregate by the Partnerships. Messrs. Greenblatt and Nir also may be deemed to each have shared voting and dispositive power over the 3,800 shares (0.05%) of the Common Stock of the Issuer beneficially owned by Alfred Partners, L.L.C.

         (c) Transactions in the securities of the Issuer reported on herein which have been effected in the past sixty days by the Reporting Persons are as follows (all such transactions were open market sales):

         Reporting                            Number of      Price Per
          Person                  Date          Shares         Share              Total
          ------                  ----          ------         -----              -----
Gotham Capital III, L.P.         3/26/96        (1,000)        7.0625         $    7,062.50
Gotham Capital III, L.P.         3/26/96       (12,700)        6.9220         $   87,909.40
Gotham Capital III L.P.          4/02/96      (115,800)        7.0085         $  811,584.30
Gotham Capital IV, L.P.          3/26/96        (7,600)        6.9375         $   52,725.00
Gotham Capital IV, L.P.          3/26/96       (13,800)        6,9220         $   95,523.60
Gotham Capital IV, L.P.          4/02/96      (179,100)        7.0085         $1,255,222.35
Alfred Partners, L.P.            3/26/96        (9,900)        6.9375         $   68,681.25
Alfred Partners, L.P.            4/02/96      (136,500)        7.0085         $  956,660.25
Alfred Partners L.L.C.           4/03/96       (11,100)        7.0085         $   77,794.35
Woodstock Partners, L.P.         4/03/96       (40,000)        7.0625         $  282,500.00

CUSIP NO. 168615-10-2                                PAGE    13  OF   15   PAGES
                                                           -----    ------

         (d) Not Applicable.

         (e) Not Applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A.  Agreement of Joint Filing --  Incorporated  by reference to
                     Exhibit A attached to the Schedule 13D filed with the Securities and Exchange Commission on February 6, 1995.


                            [Signatures on next page]

CUSIP NO. 168615-10-2                                PAGE    14  OF   15   PAGES
                                                           -----    ------


After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument

                            GOTHAM CAPITAL III, L.P.


                            By: /s/ Joel M. Greenblatt
                                ------------------------------------------------
                                Joel M. Greenblatt,  Managing Partner


                            GOTHAM CAPITAL IV, L.P.
                            By: Gotham Capital Partners, L.L.C.
                                Its Sole General Partner


                            By: /s/ Joel M. Greenblatt
                                ------------------------------------------------
                                Joel M. Greenblatt, a Managing Member



                            ALFRED PARTNERS, L.P.
                            By: Alfred Partners, L.L.C.
                            Its Sole General Partner


                            By: /s/ Joel M. Greenblatt
                                ------------------------------------------------
                                Joel M. Greenblatt, a Managing Member

                            GOTHAM CAPITAL PARTNERS, L.L.C.


                            By: /s/ Joel M. Greenblatt
                                ------------------------------------------------
                                Joel M. Greenblatt,  a Managing Member

                            ALFRED PARTNERS, L.L.C.


                            By: /s/ Joel M. Greenblatt
                                ------------------------------------------------
                                Joel M. Greenblatt, a Managing Member


                            /s/ Joel M. Greenblatt
                            ----------------------------------------------------
                            Joel M. Greenblatt, Individually


                            /s/ Daniel L. Nir
                            ----------------------------------------------------
                            Daniel L. Nir, Individually


Date:  April 9,1996

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                                                           -----    ------



                    [SIGNATURES CONTINUED FROM PREVIOUS PAGE]


                            WOODSTOCK PARTNERS, L.P.


                            By: /s/ Linda Greenblatt
                                ------------------------------------------------
                                Linda Greenblatt, its General Partner




                            /s/ Linda Greenblatt
                            ----------------------------------------------------
                            Linda Greenblatt, individually



Date:  April 9, 1996